UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13G
ON
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Foldera, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

344229109
(CUSIP Number)

Antti Uusiheimala
Vision Opportunity Master Fund, Ltd.
20 W. 55th Street, 5th floor
New York, NY 10019
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

SCHEDULE 13D
CUSIP No. 344229109

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vision Opportunity Master Fund, Ltd.

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           [   ]
(b)           [   ]

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                                               WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)       [    ]

6.           Citizenship or Place of OrganizationCaymen Islands

Number of                           7.           Sole Voting Power                                                      0
Shares Bene-
ficially Owned                     8.          Shared Voting Power                                      36,085,036 (See Item 4)
By Each
Reporting                            9.           Sole Dispositive Power                                               0
Person With
                    10.          Shared Dispositive Power  36,085,036 (See Item 4)

11.           Aggregate Amount Beneficially Owned by Each Reporting Person
36,085,036 (See Item 4)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [   ]

13.           Percent of Class Represented by Amount in Row (11)   31.73%

14.           Type of Reporting Person (See Instructions)   CO

SCHEDULE 13D
CUSIP No. 344229109

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vision Capital Advisors, LLC*

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           [   ]
(b)           [   ]

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                                                       AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [    ]

6.           Citizenship or Place of OrganizationDelaware

Number of                           7.           Sole Voting Power                                                                   0
Shares Bene-
ficially Owned                     8.          Shared Voting Power                                                 36,085,036 (See Item 4)
By Each
Reporting                             9.          Sole Dispositive Power                                                          0
Person With
     10.          Shared Dispositive Power      36,085,036  (See Item 4)

11.           Aggregate Amount Beneficially Owned by Each Reporting Person
36,085,036  (See Item 4)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         [   ]

13.           Percent of Class Represented by Amount in Row (11)   31.73%

14.           Type of Reporting Person (See Instructions)   IA

*Vision Capital Advisors, LLC disclaims beneficial ownership of the shares.  See Item 5.

SCHEDULE 13D
CUSIP No. 344229109

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Adam Benowitz                                *

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           [   ]
(b)           [   ]

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                                                  AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)      [    ]

6.           Citizenship or Place of OrganizationUnited States of America

Number of                           7.           Sole Voting Power                                                      0
Shares Bene-
ficially Owned                     8.          Shared Voting Power                                       36,085,036 (See Item 4)
By Each
Reporting                            9.           Sole Dispositive Power                                               0
Person With
    10.          Shared Dispositive Power                              36,085,036 (See Item 4)

11.           Aggregate Amount Beneficially Owned by Each Reporting Person
36,085,036  (See Item 4)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         [   ]

13.           Percent of Class Represented by Amount in Row (11)   31.73%

14.           Type of Reporting Person (See Instructions)   IN

*Adam Benowitz disclaims beneficial ownership of the shares.  See Item 5.

Introduction

This Amendment No. 1 to Schedule 13G on Schedule 13D is being filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands corporation (the “Fund”), with respect to its beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of Foldera, Inc. (the “Issuer”).  The Fund filed an initial Schedule 13G on March 6, 2007.

Item 1.    Security and Issuer

This statement relates to the Common Stock of Foldera, Inc.  The Issuer’s executive offices are located at 17011 Beach Blvd., Suite 1500, Huntington Beach, CA  92647.

Item 2.    Identity and Background

(a) – (c)                                This statement is filed by Vision Opportunity Master Fund, Ltd., a Caymen Islands company, Vision Capital Advisors, LLC, a Delaware limited liability company, as the investment manager (the “Investment Manager”) of the Fund and Mr. Adam Benowitz, a United States citizen (“Mr. Benowitz”). Mr. Benowitz is the managing member of the Fund and the portfolio manager of the Investment Manager. The Fund is principally engaged in making investments.  The address of the principal business office of the Fund is 20 W. 55th Street, 5th Floor, New York, New York 10019.  The address of the principal business officer of the Investment Manager is 20 W. 55th Street, 5th Floor, New York, New York 10019.  The address of the principal business office of Mr. Benowitz is 20 W. 55th Street, 5th Floor, New York, New York 10019.  The Fund, Investment Manager and Mr. Benowitz are referred to in this Statement as the “Reporting Entities”.

(d)-(e)                                During the last five years, neither the Fund, the Investment Manager, Mr. Benowitz nor any executive officer or director of the Fund or the Investment Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Fund, the Investment Manager, Mr. Benowitz nor any executive officer or director of the Fund or the Investment Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

(f)                      Each natural person identified in Item 2 is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The funds used to acquire the securities that are described in this Schedule 13D were from working capital of the Fund.

Item 4.    Purpose of Transaction

The Fund acquired the Issuer’s securities for investment purposes. On October 19, 2006, the Fund acquired the following securities from the Issuer in a private placement transaction: (i) 3,703,704 shares of Common Stock, (ii) a series A warrant to purchase up to 1,851,852 shares of Common Stock expiring October 19, 2011 at an exercise price of $1.75 per share (the “Series A Warrant”); (iii) a series J warrant to purchase up to 3,703,704 shares of Common Stock expiring April 19, 2007 at an exercise price of $1.25 per share (the “Series J Warrant”); and (iv) a series C warrant to purchase up to 1,851,852 shares of Common Stock expiring October 19, 2011 at an exercise price of $2.00 per share (collectively with the Series A Warrant and the Series J Warrant, the “Warrants”).  Each of the Warrants is exercisable into shares of Common Stock at any time at the option of the Fund.  Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Fund may not acquire shares of Common Stock upon exercise of any such warrants to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed 9.99% of the issued and outstanding shares of Common Stock of the Issuer.

On November 29, 2006, the Fund acquired 300,000 shares of the Issuer’s Common Stock in a private transaction from a third party.

On May 10, 2007, the Fund acquired 1,666,666 shares of Common Stock, pursuant to a Common Stock Purchase Agreement dated May 4, 2007.  As part of the foregoing purchase of securities, the Fund agreed to cancel the Series J Warrant and Series C Warrant held by it.  The Series A Warrant’s exercise price was reduced to $0.60 and the number of shares for which it can be exercised increased proportionally to 5,401,235 shares of Common Stock (the “Exchanged Warrant”).  The Exchanged Warrant is exercisable into shares of Common Stock at any time at the option of the Fund.  Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Fund may not acquire shares of Common Stock upon exercise of the Exchange Warrant to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed 9.99% of the issued and outstanding shares of Common Stock of the Issuer.

On May 10, 2007, the Fund acquired 4,000,000 shares of Common Stock, in a private transaction from a third party.

On July 27, 2007, the Fund acquired 20,000,000 shares of Common Stock, in a private transaction from a third party.

On July 27, 2007, the Fund acquired 6,666,666 shares of Common Stock from the Issuer in a private placement transaction.

The Fund has engaged in the following transactions with respect to the Issuer’s Common Stock since the most recent filing of Schedule 13G:

Transaction Date	Number of Shares	Ave.Price for Share	Type of Transaction
11/30/2006	100,000	$1.10000	Sale
02/09/2007	34,000	$0.91647	Sale
02/23/2007	50,000	$0.92500	Sale
02/26/2007	16,000	$0.92310	Sale
02/27/2007	52,000	$1.04350	Sale

Except as may be provided herein, the Fund does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure, (vii) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)           The Fund beneficially owns an aggregate of 36,085,036 shares of Common Stock, representing approximately 31.73% of the shares of Common Stock presently outstanding.1

(b)           Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock.  By virtue of their relationship with the Fund, the Investment Adviser and Mr. Benowitz may each be deemed to own beneficially the Common Stock owned by the Fund.  The Investment Adviser and Mr. Benowitz each disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Fund.

(c)           No Person identified in Item 2 has effected any transaction in shares of Common Stock during the 60 days preceding the date of this filing.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Entities on the date hereof, except to the extent set forth herein, the Reporting Entities do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

None.

----------------------------------
1 Based upon 113,714,120 shares of Common Stock issued and outstanding as of June 18, 2007, as reported by the Issuer in a Form SB-2 filed with the Securities and Exchange Commission on July 27, 2007.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007
        VISION OPPORTUNITY MASTER FUND, LTD.

        By:  /s/ Adam Benowitz
               Name: Adam Benowitz
               Title:   Managing Member

        VISION CAPITAL ADVISORS, LLC

        By: /s/ Adam Benowitz
               Name: Adam Benowitz
               Title:   Portfolio Manager

        /s/ Adam Benowitz
        Adam Benowitz